SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/7/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,949,140

8. SHARED VOTING POWER
943,835

9. SOLE DISPOSITIVE POWER
5,892,975
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,892,975

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.08%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 19, 2012. Except as specifically set forth herein, the schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on February 27, 2012 there were 72,958,783 shares of common stock outstanding as of 12/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 5,892,975 shares of ETJ or 8.08% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the filing on 7/19/12 the following shares of ETJ were purchased:

Date:		        Shares:		Price:
07/19/12		84,600		10.4654
07/30/12		310,000		10.4063
07/31/12		700		10.4100
08/01/12		157,300		10.4867
08/02/12		80,000		10.4594
08/03/12		41,600		10.5544
08/06/12		15,768		10.5400
08/07/12		90,895		10.5504
08/08/12		17,200		10.5337
08/10/12		32,600		10.5018
08/13/12		250,000		10.5009
08/14/12		150,000		10.5256
08/14/12		10,000		10.5363
08/15/12		7,195		10.5000
08/15/12		10,000		10.5160
08/16/12		8,700		10.5400
08/16/12		50,000		10.5369






d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/17/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos